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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2005

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1.

MC and NR-39

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

December 15, 2005

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

December 15, 2005

Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports that Alto Ventures Ltd. (ATV-TSX Venture) has provided the conclusions of a study recently completed by Hubacheck Consulting Geologists (HCG) of Mississauga, Ont., on the Despinassy gold project in the Abitibi greenstone belt, Quebec. Commander owns a 30% interest in the project. The HCG report, based upon 30 diamond drill holes, confirms the continuity of gold mineralization within the DAC deposit, identifies a potential range of quantity and grade of a possible mineral deposit and endorses the excellent exploration potential along the six-kilometre-long Despinassy shear zone. Acting on these positive conclusions, Alto plans a 5,000-metre drill program this winter to further upgrade the DAC mineralization to a resource category and drill other targets along this well-mineralized gold-bearing structure.   Commander is encouraged by the results of the study, but has elected not to participate in the budgeted program due to its other project priorities. The Company will evaluate results as they become available to determine if involvement in future programs is warranted.

HCG concludes that a potential gold deposit ranging from 303,000 tonnes to 670,000 tonnes and with grades ranging from 6.8 grams per tonne (g/t) to 7.8 g/t of gold has been outlined along a 300-metre strike length and to a depth of 360 metres. The parameters for this estimate include a 1.2-metre true thickness and a drill-hole spacing of 25 metres to 50 metres for the lower range and the inclusion of 50-to-100-metre drill hole spacings for the upper range. The deposit remains open along strike and to depth. HCG further concludes that the Despinassy gold project warrants additional work to increase and upgrade the DAC deposit to indicated and inferred classification and further develop other partially tested gold mineralized zones in the project area.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-39, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of December, 2005.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: December 15, 2005 TSX Venture Exchange: CMD Shares Issued: 39,599,648 News Release: #05-39

DESPINASSY GOLD PROJECT STUDY

Commander Resources Ltd. (CMD-TSX Venture) reports that Alto Ventures Ltd. (ATV-TSX Venture) has provided the conclusions of a study recently completed by Hubacheck Consulting Geologists (HCG) of Mississauga, Ont., on the Despinassy gold project in the Abitibi greenstone belt, Quebec. Commander owns a 30% interest in the project. The HCG report, based upon 30 diamond drill holes, confirms the continuity of gold mineralization within the DAC deposit, identifies a potential range of quantity and grade of a possible mineral deposit and endorses the excellent exploration potential along the six-kilometre-long Despinassy shear zone. Acting on these positive conclusions, Alto plans a 5,000-metre drill program this winter to further upgrade the DAC mineralization to a resource category and drill other targets along this well-mineralized gold-bearing structure.   Commander is encouraged by the results of the study, but has elected not to participate in the budgeted program due to its other project priorities. The Company will evaluate results as they become available to determine if involvement in future programs is warranted.

HCG concludes that a potential gold deposit ranging from 303,000 tonnes to 670,000 tonnes and with grades ranging from 6.8 grams per tonne (g/t) to 7.8 g/t of gold has been outlined along a 300-metre strike length and to a depth of 360 metres. The parameters for this estimate include a 1.2-metre true thickness and a drill-hole spacing of 25 metres to 50 metres for the lower range and the inclusion of 50-to-100-metre drill hole spacings for the upper range. The deposit remains open along strike and to depth. HCG further concludes that the Despinassy gold project warrants additional work to increase and upgrade the DAC deposit to indicated and inferred classification and further develop other partially tested gold mineralized zones in the project area.

The classification of resources was not a mandate of the HCG study at this time. The potential quantity and grade are conceptual in nature and there has been insufficient exploration to define a mineral resource on the property. It is uncertain if further exploration will result in the discovery of a mineral resource on the property.

The Despinassy gold project had been operated as a 70:30 Joint Venture between Cameco Corporation (”Cameco”) and Commander. Alto Ventures entered into an Agreement with Cameco for an option to acquire from Cameco its 70% interest in the Property. Commander retains its 30% interest in the Joint Venture.

Quality assurance/quality control as provided by Alto Ventures.

About Hubacheck Consulting Geologists

Hubacheck Consulting Geologists (HCG), incorporated as W.A. Hubacheck Consultants Ltd., has participated on mineral and petroleum exploration programs on behalf of various concerns across Canada for over 30 years. The HCG study quoted above has been prepared by Peter Hubacheck, PGeo, No. 1059 (Ontario) of HCG for Alto Ventures Ltd. HCG have not performed a site visit or reviewed QA/QC procedures affecting the Despinassy geoscience database. The information and conclusions are therefore based on information available to HCG at the time of the study. Historical data, reports and opinions from past Cameco drilling were verified by Mike Koziol, PGeo (Ontario), Alto's vice-president of exploration and qualified person. Robert J. Tremblay, PGeo (Quebec), consulting geologist managed Alto's drill program and conducted a detailed examination of drill core from Cameco's past drilling which contributed to the geological interpretations that formed the basis of the HCG study. HCG granted permission to Alto to disclose comments from this study subject to National Instrument 43-101 Rules for Prohibited Disclosure 2.3 (2).

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander’s mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The Company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Bernard H. Kahlert

V.P. Exploration

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: January 18, 2006

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President